09042007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUL 29 2009
Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2008 (MM/DD/YY) AND ENDING April 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Domestic Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5220 Hollywood Avenue
(No. and Street)

Shreveport (City) Louisiana (State) 71109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty C. Williams 318-636-6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heard, McElroy & Vestal, LLP
(Name – *if individual, state last, first, middle name*)

333 Texas Street, 15th Floor (Address) Shreveport (City) Louisiana (State) 71101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Betty C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Domestic Financial Services, Inc., as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Betty C. Williams
Signature

President
Title

#048905
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

PARTNERS
SPENCER BERNARD, JR., CPA
H.Q. GAHAGAN, JR., CPA, APC
GERALD W. HEDGCOCK, JR., CPA, APC
TIM B. NIELSEN, CPA, APC
JOHN W. DEAN, CPA, APC
MARK D. ELDREDGE, CPA
ROBERT L. DEAN, CPA
STEPHEN W. CRAIG, CPA
ROY E. PRESTWOOD, CPA

A. D. JOHNSON, JR., CPA
BENJAMIN C. WOODS, CPA/ABV, CVA
ALICE V. FRAZIER, CPA
MELISSA D. MITCHAM, CPA, CFP

OF COUNSEL
GILBERT R. SHANLEY, JR., CPA
C. CODY WHITE, JR., CPA, APC
RON W. STEWART, CPA, APC

To the Director
Domestic Financial Services, Inc.
Shreveport, Louisiana

In planning and performing our audit of the financial statements of Domestic Financial Services, Inc. (the Company), as of and for the year ended April 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • WEST MONROE

hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heard, McElroy & Vestal, LLP

Heard, McElroy & Vestal, LLP
Shreveport, Louisiana
July 22, 2009

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

APRIL 30, 2009

DOMESTIC FINANCIAL SERVICES, INC.

SHREVEPORT, LOUISIANA

TABLE OF CONTENTS

	Page
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	1
Computation of Net Capital Under Rule 15c3-1	2
Notes to Supplementary Information	3

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

To the Stockholder of
Domestic Financial Services, Inc.
Shreveport, Louisiana

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

We have audited the financial statements of Domestic Financial Services, Inc. as of and for the year ended April 30, 2009, and have issued our report thereon dated June 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Computation of Net Capital Under Rule 15c3-1 for the year ended April 30, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heard, McElroy & Vestal, LLP

Heard, McElroy & Vestal, LLP
Shreveport, Louisiana
July 22, 2009

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • WEST MONROE

hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

DOMESTIC FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1

FOR THE YEAR ENDED APRIL 30, 2009

1.	Total ownership equity from balance sheet	28,142
2.	Total ownership equity qualified for net capital	28,142
3.	Total capital and allowable subordinate liabilities	-
4.	Deductions and/or charges:	
	a. Haircut on security (15% of the market value of investment in NDAQ stock)	(288) *
5.	Net capital (Note D)	27,854
6.	Minimum net capital required (6 2/3% of aggregate indebtedness)	77
7.	Minimum dollar net capital requirement	5,000
8.	Net capital requirement (greater of Line 6 or 7)	5,000
9.	Excess net capital (Line 5 less 8)	22,854
10.	Excess net capital at 1,000% (Line 5 less 10% of Line 12)	27,738
11.	Total A.I. liabilities from balance sheet	1,162
12.	Total aggregate indebtedness	1,162
13.	Percentage of aggregate indebtedness to net capital (Line 12 divided by Line 5)	4.17%
14.	Percentage of debt to debt-equity total	0.00%

* For the year ended April 30, 2009, the Company recognized a haircut reduction equal to 15% of the market value of the investment in NDAQ stock.

DOMESTIC FINANCIAL SERVICES, INC.

NOTES TO ADDITIONAL INFORMATION

FOR THE YEAR ENDED APRIL 30, 2009

NOTE A – HAIRCUT ON SECURITY

Pursuant to Rule 15c3-1, the Company recognized a haircut reduction equal to 15% of the market value of the investment in NDAQ stock.

NOTE B – RULE 15c3-3 REQUIREMENTS

The Company is specifically exempted from the computation for determination of reserve requirements and possession on control requirements under Rule 15c3-3 by paragraphs K(2)(ii) and Paragraph K-3. The Company is a fully disclosed introducing broker dealer. It carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not hold funds or securities for, or owe money or securities to customers. The Company may from time to time act as the managing broker dealer in connection with a private placement offering. Should this occur, the Company maintains a separate bank account for the exclusive benefit of its customers.

NOTE C – RULE 17a-5(e)(4) REQUIREMENTS

The Company is specifically exempted from the requirement to file a supplemental SIPC report pursuant to Rule 17a-5(e)(4) as the Company is a member of SIPC who has reported less than $500,000 in gross revenues in their annual audited statement of income filed pursuant to Rule 17a-5(d).

NOTE D – RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital as filed per unaudited X-17A-5 Part IIA	29,300
Audit adjustments of income and expense reported on Part IIA	(1,158)
Haircut on security	(288) *
Net capital per audited financial statements	27,854

* For the year ended April 30, 2009, the Company recognized a haircut reduction equal to 15% of the market value of the investment in NDAQ stock.